UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Adaptin Bio, Inc.

Full Name of Registrant

Unite Acquisition 1 Corp.

Former Name if Applicable

3540 Toringdon Way, Suite 200, #250

Address of Principal Executive Office (Street and Number)

Charlotte, NC 28277

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Adaptin Bio, Inc. (prior to the Merger, as defined below, “Unite Acquisition 1 Corp.”, or the “Registrant”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2024 (the “2024 Form 10-K”).

As previously disclosed in the Current Report on Form 8-K filed by the Registrant with the SEC on February 18, 2025, on February 11, 2025 (subsequent to the Registrant’s financial year-end), the Registrant entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among the Registrant, Adaptin Acquisition Co. (“Merger Sub”), and Adaptin Bio, Inc. (“Private Adaptin”) pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub merged with and into Private Adaptin (the “Merger”), with Private Adaptin surviving the Merger and becoming a wholly owned subsidiary of the Registrant. In connection with the Merger, the Registrant changed its name from “Unite Acquisition 1 Corp.” to “Adaptin Bio, Inc.”

As a result of the Merger and corresponding adjustments necessary to the financial statements, the Registrant was unable to complete its audited financial statements for the twelve-month period ended December 31, 2024, and therefore unable to compile in a timely manner, without unreasonable effort or expense, the financial information required to prepare its Annual Report on Form 10-K for the year-ended December 31, 2024 (the “Form 10-K”), within the prescribed time period.

The Registrant expects that the Form 10-K, along with the audited financial statements for the fiscal year ended December 31, 2024, will be filed within the 15-calendar day extension period provided by Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael J. Roberts	(888)	609-1498
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒    NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐     NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Adaptin Bio, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2025	By:	/s/ Michael J. Roberts
	Name:	Michael J. Roberts
	Title:	President and Chief Executive Officer

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